EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

LINPAC USA HOLDINGS INC.

AND

BERRY PLASTICS CORPORATION

Dated as of August 19, 2011

                                                                            -i-

TABLE OF CONTENTS (continued)

                                                   -ii-

TABLE OF CONTENTS (continued)

                                                    -iii-

EXHIBITS
Exhibit 2.03(a)	Escrow Agreement
Exhibit 3.02(d)	FIRPTA Compliance Certificate
Exhibit 3.02(h)	Noncompetition and Nonsolicitation Agreement
Exhibit 3.02(i)	Transition Services Agreement
Exhibit 3.02(l)	Side Letter
Exhibit 8.04	Buyer Insurance Policy

SCHEDULES
Schedule 1.01	Definitions
Schedule 1.02	Financing Liens
Schedule 3.02(g)	Required Consents
Schedule 4.01(b)	Jurisdictions
Schedule 4.01(d)	Officers and Directors
Schedule 4.02	Liens on Shares
Schedule 4.03	Consents and Approvals
Schedule 4.04	Compliance with Laws; Permits
Schedule 4.05	Financial Statements
Schedule 4.06(a)	Real Property
Schedule 4.07	Personal Property
Schedule 4.09	Customers and Suppliers
Schedule 4.10	Intellectual Property
Schedule 4.11	Indebtedness
Schedule 4.12	Litigation; Orders
Schedule 4.13	Employees
Schedule 4.14(a)	Employee Benefit Plans
Schedule 4.14(e)	Qualified Plans
Schedule 4.14(j)	Transaction Payments
Schedule 4.15	Employment Agreements
Schedule 4.16	Labor Matters
Schedule 4.17	Bank Accounts
Schedule 4.18	Environmental Matters
Schedule 4.19	Insurance
Schedule 4.20	Contracts and Commitments
Schedule 4.23	Tax Matters
Schedule 4.24	Brokers, Finders and Investment Bankers
Schedule 4.25	Products
Schedule 4.27	Affiliate Transactions
Schedule 6.01	Conduct of Business Prior to the Closing Date
Schedule 6.09(d)	Remaining Employee Benefit Plans

                                                                           -iv-

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 19, 2011, by and between BERRY PLASTICS CORPORATION,  a Delaware corporation (“Buyer”), and LINPAC USA HOLDINGS INC., a Delaware corporation (“Seller”).  Buyer and Seller are sometimes referred to singularly as a “Party”, and together as the “Parties”.

WHEREAS, Seller owns all of the issued and outstanding shares (the “Shares”) of capital stock of LINPAC Packaging Filmco, Inc., a Delaware corporation (the “Company”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, agreements and conditions set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Parties agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

1.01          Definitions.  For purposes of this Agreement, capitalized terms and variations thereof have the meanings specified herein or in Schedule 1.01.

1.02          Construction.  Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural; (b) references to any gender include the other gender; (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”; (d) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) the terms “day” and “days” mean and refer to calendar day(s); and (f) the terms “year” and “years” mean and refer to calendar year(s).  Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) include and incorporate all exhibits, schedules and other attachments thereto; (B)  include all documents, instruments or agreements issued or executed in replacement thereof; and (C) mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time.  All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.  All dollar amounts in this Agreement, including the symbol “$”, refer to U.S. dollars, unless otherwise specified.  This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

                                                                                                     -1-

ARTICLE II

purchase and SALE OF SHARES

2.01          Purchase and Sale of Shares.  Upon the terms and subject to the conditions of this Agreement, Buyer shall purchase from Seller, and Seller shall sell to Buyer, at the Closing, the Shares.

2.02          Purchase Price.  The aggregate consideration for purchase of the Shares shall be $19,150,000, subject to adjustment in accordance with Section 2.04(a) below (as adjusted, the “Initial Purchase Price”) and subject to adjustment pursuant to Section 2.04(b) below (as adjusted, the “Purchase Price”).

2.03          Payment of the Purchase Price.  At the Closing, Buyer shall deliver to Seller the Initial Purchase Price as follows:

(a)             Buyer shall deliver $200,000 (the “Escrow Amount”) by wire transfer of immediately available funds to Wells Fargo Bank, National Association (“Escrow Agent”), to be held and disbursed by the Escrow Agent in accordance with the terms of an escrow agreement in the form of Exhibit 2.03(a) (the “Escrow Agreement”); and

(b)            Buyer shall deliver to Seller by wire transfer of immediately available funds to an account designated in writing by Seller an amount equal to the Initial Purchase Price, less the Escrow Amount.

2.04          Purchase Price Adjustment.

(a)             Estimated Closing Working Capital Adjustment.

(i)                 Estimated Closing Report.  No sooner than four (4) nor later than two (2) days prior to the Closing Date, Seller, at its sole expense, shall deliver to Buyer an estimated closing statement (the “Estimated Closing Statement”) setting forth in reasonable detail Seller’s good faith estimate of the Net Working Capital of the Company as of the opening of business on the Closing Date, prepared in accordance with GAAP as applied by the Company in its preparation of the Financial Statements. For the purpose of preparing the Estimated Closing Statement, Seller shall conduct a physical inventory, immediately prior to preparation of the Estimated Closing Statement, of Seller’s Inventory which shall be valued in accordance with GAAP at the lower of cost or net realizable value.  Buyer and its accountants and other Representatives shall be entitled to observe such physical inventory.

(ii)               Closing Purchase Price Adjustment.  The calculation of Net Working Capital set forth in the Estimated Closing Statement is referred to herein as the “Estimated Net Working Capital”.  If the Estimated Net Working Capital is less than the Target Net Working Capital, the Initial Purchase Price shall be reduced by such difference.  If the Estimated Net Working Capital is greater than the Target Net Working Capital, then the Initial Purchase Price shall be increased by such difference.

                                                    -2-

(b)            Post-Closing Working Capital Adjustment.

(i)                 Closing Report.  No later than ninety (90) days after the Closing Date, Buyer, at its sole expense, shall deliver to Seller a closing statement (the “Proposed Closing Statement”) setting forth in reasonable detail Buyer’s proposed calculation of the Net Working Capital of the Company as of the opening of business on the Closing Date, prepared in accordance with GAAP as applied by the Company in its preparation of the Financial Statements, along with any work papers, trial balances and similar materials relating to the Proposed Closing Statement.

(ii)               Disputes.

(1)         Seller shall have thirty (30) days after its receipt of the Proposed Closing Statement (the “Review Period”) to review the Proposed Closing Statement.  If Seller disputes any items in the Proposed Closing Statement, Seller shall deliver written notice thereof (the “Objection Notice”) to Buyer within the Review Period, which written notice must specify in reasonable detail the rationale for such disagreement and the amount in dispute.  If Seller fails to notify Buyer of any disputes in accordance with the aforementioned procedure, then the Proposed Closing Statement shall be final, binding, conclusive and nonappealable for all purposes of this Agreement.  The Parties will attempt in good faith to reach an agreement as to any matters identified in the Objection Notice as being in dispute and the Proposed Closing Statement shall be adjusted in accordance with any written resolution by them and such resolved matters shall be final, binding, conclusive and nonappealable for all purposes of this Agreement.

(2)         If the Parties are unable to resolve any such disputes within ten (10) Business Days after Buyer’s receipt of the Objection Notice, then the Parties shall retain Bennett Thrasher PC (the “Accounting Referee”) to finally and conclusively determine those matters identified in the Objection Notice that remain in dispute.  The Parties shall each agree to execute an engagement letter with reasonable terms and conditions with the Accounting Referee.  Promptly, but not later than fifteen (15) days after acceptance of its appointment, the Accounting Referee will determine (based solely on the information provided by the Parties and not by independent discovery) only those matters in dispute and will render a written report as to such disputed matters.  Any determination by the Accounting Referee of the amounts in dispute will not be outside the range of the amounts set forth in the Proposed Closing Statement and the Objection Notice and presented by the Parties to the Accounting Referee as being in dispute.  The Proposed Closing Statement shall be adjusted in accordance with the determination of the Accounting Referee and such determination will be final, binding, conclusive and nonappealable for all purposes of this Agreement.  Buyer, on the one hand, and Seller, on the other hand, shall each pay fifty percent (50%) of the fees and expenses of the Accounting Referee.

(iii)             Post-Closing Purchase Price Adjustment.  The final calculation of Net Working Capital in accordance with this Section 2.04(b) is referred to herein as the “Final Net Working Capital”.  If the Final Net Working Capital is less than the Estimated Net Working Capital, the Seller shall pay such difference to Buyer.  If the Final Net Working Capital is greater than the Estimated Net Working Capital, then Buyer shall pay such difference to Seller.    Any payment due pursuant to this Section 2.04(b)(iii) shall be made by wire transfer of immediately available funds within five (5) Business Days following the final determination of the Final Net Working Capital in accordance with this Section 2.04(b).  Any payment made pursuant to this Section 2.04(b) shall be treated by the Parties as an adjustment to the Purchase Price.

                                                    -3-

ARTICLE III

CLOSING; Closing deliveries

3.01          Closing.  The closing of the Transactions (the “Closing”) shall take place no later than two (2) Business Days after the last of the conditions to Closing set forth in Article VII  have been satisfied or waived (other than conditions which by their nature are required to be satisfied on the Closing Date), or at such other date, time and place to which the Parties shall agree in writing.  The date on which the Closing occurs shall be referred to as the “Closing Date”.  The Closing shall take place through the execution and exchange, via electronic transmission, of copies of this Agreement and the Transaction Documents.  The Parties acknowledge and agree that upon the mutual exchange and receipt of copies of this Agreement and the Transaction Documents in accordance with this Section 3.01, and upon receipt by Seller of the Initial Purchase Price, the Closing shall be deemed effective and the Transactions shall be deemed consummated as of 12:00 a.m. local time in New York City, New York on the Closing Date.

3.02          Deliveries by Seller.  At the Closing, Seller shall deliver or cause to be delivered (unless previously delivered) to Buyer, the following documents, in each case duly executed or otherwise in proper form, in accordance with Section 3.01:

(a)             a stock certificate or certificates representing all of the Shares, accompanied by stock powers in blank or stock transfer forms or instruments of transfer that validly transfer title to such Shares;

(b)            a certificate of good standing with respect to the Company from the Secretary of State of the State of Delaware dated not earlier than fifteen (15) days prior to the Closing Date;

(c)             a certificate executed by a duly authorized officer of each of Seller and the Company certifying to Buyer that the representations and warranties set forth in Article IV  of this Agreement, taken as a whole, are true and correct in all material respects as of the Closing Date as if made on the Closing Date, that all covenants and obligations required to be performed or complied with by Seller or the Company at or prior to the Closing have been performed or complied with by Seller or the Company, and certifying the incumbency of the officers signing documents on behalf of Seller at the Closing;

(d)            a properly executed statement (a “FIRPTA Compliance Certificate”) in the form attached as Exhibit 3.02(d) for purposes of satisfying Buyer’s obligations under Treasury Regulation Section 1.1445-2(c)(3);

(e)             evidence that the execution of this Agreement and the transfer of the Shares pursuant to the terms of this Agreement have been approved by the board of directors of Seller;

(f)             evidence that the Financing Liens and the Company’s obligations described in Schedule 4.11 have been released;

                                                    -4-

(g)            evidence that all consents, approvals and authorizations set forth in Schedule 3.02(g)  have been obtained;

(h)            a properly executed Noncompetition and Nonsolicitation Agreement in the form attached as Exhibit 3.02(h);

(i)              a properly executed Transition Services Agreement in the form attached as Exhibit 3.02(i);

(j)              the fully paid, valid and binding Buyer Insurance Policy;

(k)            a properly executed Escrow Agreement; and

(l)              a properly executed Side Letter in the form attached as Exhibit 3.02(l).

3.03          Deliveries by Buyer.

(a)             At the Closing, Buyer shall deliver the Escrow Amount to the Escrow Agent.

(b)            At the Closing, Buyer shall deliver to Seller:

(i)          the Initial Purchase Price less the Escrow Amount, payable as set forth in Section 2.03;

(ii)         a properly executed Noncompetition and Nonsolicitation Agreement in the form attached as Exhibit 3.02(h);

(iii)        a properly executed Transition Services Agreement in the form attached as Exhibit 3.02(i);

(iv)        a properly executed Escrow Agreement; and

(v)         a properly executed Side Letter in the form attached as Exhibit 3.02(l).

ARTICLE IV

representations and warranties of seller

Seller represents and warrants to Buyer that the following representations and warranties are true and correct as of the date hereof and, unless another date is set forth herein, as of the Closing Date:

4.01          Organization; Authority; Execution and Delivery; Enforceability.

(a)             Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware.  Seller has the right, power and authority to execute, deliver and perform this Agreement and the Transaction Documents and to consummate the Transactions.  The execution, delivery and performance of this Agreement and the Transaction Documents by Seller, and the consummation of the Transactions, has been duly and validly authorized by all necessary corporate action on the part of Seller.  This Agreement and the Transaction Documents have been duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Buyer) constitute the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity that restrict the availability of equitable remedies.

                                                    -5-

(b)            The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.  Schedule 4.01(b)  sets forth a list of each jurisdiction in which the Company is qualified or registered to do business.

(c)             Seller has delivered copies of the articles of incorporation and bylaws, including any amendments thereto (collectively, the “Charter Documents”), for the Company to Buyer.  The corporate minute book and stock or share records of the Company, made available for Buyer’s inspection, are complete copies of such books and records.

(d)            The officers and directors of the Company are listed in Schedule 4.01(d).

4.02          Capitalization; Stock Ownership; No Subsidiaries.  The authorized capital stock of the Company consists of 1,500 shares of common stock, without par value, and there are 50 shares of Company common stock issued and outstanding.  Except as set forth in the preceding sentence and the rights granted to Buyer pursuant to this Agreement, there are no outstanding (i) shares of capital stock or other voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) preemptive rights, subscription agreements or rights, options or other rights to acquire from the Company, or obligations of the Company to issue or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or (iv) equity equivalents, interests in the ownership or earnings of the Company or other similar rights.  Other than pursuant to this Agreement, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock of the Company. All of the issued and outstanding shares of capital stock of the Company are owned by Seller, beneficially and of record, have been duly authorized and validly issued and are fully paid and non-assessable.  As of the date hereof, Seller owns the Shares free and clear of all Liens other than those Liens set forth on Schedule 4.02 and, as of the Closing, Seller owns the Shares free and clear of all Liens.  The Company does not own any interest or investment (whether equity or debt) in any Person.

4.03          Consents and Approvals.  Except as set forth in Schedule 4.03, the execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of the Transactions require no action by or in respect of, or filing with, any Governmental Authority or any consents, approvals, authorizations, permits, filings or notifications with respect to any other Person that if not obtained or made will (a) individually or in the aggregate have a Material Adverse Effect on the Company, or (b) prevent, delay, obstruct, hinder or otherwise affect the Closing.  Except as set forth in Schedule 4.03, neither the execution, delivery and performance by Seller of this Agreement or the Transaction Documents nor the consummation of the Transactions (with or without the giving of notice or the lapse of time, or both) will (i) violate any provision of the Charter Documents of Seller or the Company, (ii) violate any provision of Law to which Seller or the Company is subject, (iii) violate any judgment, order, writ or decree of any Governmental Authority applicable to Seller or the Company, or (iv) result in a breach of or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, lease, agreement or other instrument or obligation to which Seller or the Company is a party, or by which any of them or any of their respective properties or assets are bound; excluding from clauses (ii), (iii) and (iv) requirements, violations, breaches or defaults that (x) individually or in the aggregate would not have a Material Adverse Effect on the Company, or (y) are applicable solely as a result of any acts or omissions by, or any facts pertaining to, Buyer.

                                                    -6-

4.04          Compliance with Law; Permits.  Except as set forth in Schedule 4.04, the Company is in compliance in all material respects with all Laws applicable to its business or operations and has all Permits required to conduct its business as currently conducted, all of which are listed on Schedule 4.04.  The Permits granted to the Company have been duly obtained and are valid and in full force and effect.  The Company has not received written notice of any pending or threatened administrative or judicial proceeding to revoke, cancel, suspend or declare any material Permit invalid.

4.05          Financial Statements; No Undisclosed Liabilities.  Schedule 4.05  contains the following (collectively, the “Financial Statements”): (i) the unaudited management accounts of the Company for the year ended December 31, 2010, the statutory accounting form for the Company for the year ended December 31, 2010, and the reconciliation of the account results as of December 31, 2010 (the “2010 Financial Statements”); and (ii) the unaudited management accounts of the Company for the seven-month period ended as of July 31, 2011 (the “Interim Financial Statements”). Except as set forth in the Financial Statements including any notes thereto, the Financial Statements have been prepared in accordance with GAAP and in accordance with the Company’s past practice (to the extent consistent with GAAP) on a consistent basis and fairly present, in all material respects, the financial position and results of operations of the Company as of the dates and for the periods covered thereby.  The books of account and minute books of the Company, complete and correct copies of which have been made available to Buyer or, in the case of electronic records, to which Buyer has been permitted to access, prior to the date hereof, are complete and correct in all material respects and have been maintained in accordance with sound business practices.  Except for liabilities and obligations incurred in the ordinary course of business since July 31, 2011, the Company has not incurred any liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) that, taken as a whole, (i) would be required to be disclosed, reflected or reserved against in a balance sheet of the Company (including the related notes thereto, where applicable) prepared in accordance with GAAP, applied on a consistent basis, or (ii) would have a Material Adverse Effect on the Company.

                                                    -7-

4.06          Real Property.

(a)             Schedule 4.06(a)  sets forth a list of (i) all real property owned by the Company (singularly, an “Owned Real Property” and collectively, the “Owned Real Properties”), and (ii) all real property leased, licensed or subleased by the Company whether as lessor or lessee (singularly, a “Leased Real Property” and collectively, the “Leased Real Properties” and, together with the Owned Real Property, the “Real Property”) pursuant to a lease, sublease, license or occupancy agreement, together with all amendments thereto (each, a “Lease” and collectively, the “Leases”).  All Liens, other than Permitted Liens, upon any of the Real Property have been disclosed on Schedule 1.02.

(b)            The Company has good and marketable fee simple title to all Owned Real Property free and clear of all Liens except for, as of the date hereof, Permitted Liens and Financing Liens and, as of the Closing, Permitted Liens.  Seller has delivered to Buyer copies of any deeds, surveys or title insurance policies insuring the Company that are in the possession of Seller or the Company with respect to the Owned Real Property.  No Owned Real Property is subject to any leases, rights of first refusal, options to purchase, rights of occupancy or other contractual right to purchase, acquire, sell or dispose of same.  Neither Seller nor the Company has received written notice from any Governmental Authority of any condemnation or eminent domain proceedings affecting any Owned Real Property, nor, to the Knowledge of Seller, is any such action pending or threatened.

(c)             (i) All of the Leases are in full force and effect and the Company holds good and valid leasehold interests in all Leased Real Property, (ii) the Company and, to the Knowledge of Seller, each of the other parties to the Leases, have performed, in all material respects, all obligations required to be performed by them under each Lease, (iii) neither the Company nor, to the Knowledge of Seller, any other party to any Lease, is in breach or default, in any material respect (nor, to the Knowledge of Seller, has any event occurred that, with the giving of notice or lapse of time, or both, would constitute such breach or default), under any of the Leases to which each such Person is a party, and (iv) neither Seller nor the Company has received written notice of any condemnation proceeding or proposed Action or agreement for taking in lieu of condemnation.

4.07          Personal Property.  The Company has good and valid title to all equipment, fixtures and other tangible personal property that it uses in connection with its business (other than personal property subject to an Equipment Lease), free and clear of any Liens except for, as of the date hereof, Permitted Liens and Financing Liens and, as of the Closing, Permitted Liens.  The Company leases each item of personal property identified on Schedule 4.07 pursuant to a valid lease, sublease or license (each an “Equipment Lease”).  Each Equipment Lease is in full force and effect, neither Seller nor the Company has received written notice that the Company is in default under any Equipment Lease, and neither Seller nor the Company has received written notice that any other party to any Equipment Lease is in default under any such Equipment Lease.

                                                    -8-

4.08            Use of Assets.  The assets currently owned or leased by the Company, including the Real Property, all personal property and all Intellectual Property, constitute all of the assets that are used in the business in the manner in which it is currently being conducted by the Company.  Since July 31, 2011, the Company has not disposed of any assets, other than inventory and goods in the ordinary course of business and obsolete inventory, goods and assets consistent with past practice.  The Company owns or otherwise has the right to use such assets, free and clear of all Liens other than, as of the date hereof, Permitted Liens and Financing Liens and, as of the Closing, Permitted Liens.

4.09          Customers and Suppliers.  Schedule 4.09 lists the ten (10) largest (in terms of dollar amount) customers and the ten (10) largest (in terms of dollar amount) suppliers of the Company for the twelve (12) month period ended June 30, 2011.  Schedule 4.09 sets forth for each such customer (a) the sales (expressed in dollar amounts) of the Company to such customer for (i) the calendar month ended June 30, 2011; (ii) the six (6) month period ended June 30, 2011; (iii) for the calendar month ended July 31, 2011; (b) the average sales per month to such customer for the six (6) month period ended June 30, 2011; and (c) the sales to such customer for the calendar month ended July 31, 2011, expressed as a percentage of the average monthly sales to such customer for the six (6) month period ended June 30, 2011.

4.10          Intellectual Property.

(a)             Schedule 4.10  sets forth a list of all registered patents, patent applications, registered copyrights, registered marks (including trademarks and service marks, to the extent registered), applications to register marks and registered domain names, in each case owned by the Company (collectively, the “Registered Intellectual Property”).

(b)            The Company owns good, valid, legal and beneficial title to, or, with respect to Intellectual Property licensed to the Company, a valid right to use, all of the material Intellectual Property, free and clear of any and all Liens except for, as of the date hereof, Permitted Liens and Financing Liens and, as of the Closing, Permitted Liens.  No royalty, payment or other fee is required to be paid by the Company to any Person or Governmental Authority in respect of the use of any Intellectual Property except under any Contract pursuant to which Intellectual Property is licensed to the Company.  The Company has the right to use of all of the Intellectual Property owned by the Company and has not granted any license or other rights to any Person in respect of such Intellectual Property.  To the Knowledge of Seller, none of the Intellectual Property owned by the Company is being infringed upon by any other Person in any material respect.  Neither Seller nor the Company has received written notice that the Company is infringing on any registered patents, registered copyrights, registered marks (including trademarks and service marks, to the extent registered) or registered domain names of any Person in any respect.  There are no restrictions on the ability of the Company to use and exploit any or all of the Company’s rights in the Intellectual Property owned by the Company.  The Company is not in breach of any Contract under which it has acquired or may acquire an ownership interest in any Intellectual Property, and, to the Knowledge of Seller, no party to any such Contract is in breach of such Contract.

(c)             The Company owns or has a valid right to use all of the Intellectual Property (i) necessary to conduct the Company’s business as it is currently conducted, and (ii) necessary for the continued conduct of the Company’s business after the Closing in substantially the same manner as it is currently conducted.

                                                    -9-

4.11          Indebtedness.  Schedule 4.11  sets forth all agreements, written and oral, instruments or other documents relating to any obligations for borrowed money of the Company, as well as indebtedness by way of lease-purchase arrangements, guarantees, undertakings on which others rely in extending credit and all conditional sales contracts, chattel mortgages and other security arrangements with respect to personal property used or owned by the Company (the “Indebtedness”).

4.12          Litigation; Orders.  Except as set forth in Schedule 4.12, (a) there is no Action or Order pending or, to the Knowledge of Seller, threatened against the Company, or that challenges the validity of this Agreement or any action required to be taken by Seller or the Company pursuant to this Agreement or in connection with the Transactions, and (b) there is no pending or contemplated Action by the Company against any third party, including Seller or an Affiliate of Seller.

4.13          Employees.  Schedule 4.13  sets forth the current title and base salary or hourly rate, as applicable, of all employees of the Company as of July 1, 2011.

4.14          Employee Benefit Plans.

(a)                Schedule 4.14(a)  sets forth a true and complete list of all pension, health, welfare, bonus, deferred compensation, equity, severance, stay bonus, retention, change in control, incentive, executive life insurance, vacation, stock purchase, phantom stock or equity, profit sharing, or other benefit plans, programs, agreements or arrangements and all other “employee benefit plans,” as defined in Section 3(3) of ERISA, that are currently sponsored or maintained or contributed to by the Company for the benefit of any present or former employees (including a beneficiary or dependent thereof), director, officer or consultant of the Company or with respect to which the Company has any liability (collectively, the “Employee Benefit Plans”).  The Seller has made available to Purchaser a true and complete copy of each Employee Benefit Plan and any amendments thereto and each agreement creating or modifying any related trust or funding vehicle.

(b)               Neither the Company nor any member of its controlled group (within the meaning of Code Section 414(b), (c), (m) or (o)) contributes to or has any obligation to contribute to any multiemployer plan (within the meaning of Section 3(37) of ERISA), any defined benefit plan or other plan subject to Title IV of ERISA, any multiple employer plan (within the meaning of Section 413 of ERISA), or multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), nor does it sponsor or contribute to any Employee Benefit Plan that provides any post-retirement death or health benefits, other than a coverage mandated by Law or death or retirement benefits that are intended to be qualified under Section 401(a) of the Code.

(c)                Each Employee Benefit Plan has been established, operated and administered, in all material respects, in accordance with its terms and all applicable Laws, including ERISA and the Code.  There are no pending, and neither Seller nor the Company has received written notice of any threatened, administrative investigations, audits, or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or any other Governmental Authority with respect to the Employee Benefit Plans.

                                                    -10-

(d)               There are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending, and neither Seller nor the Company has received written notice of any threatened action, suit or claim (other than routine claims for benefits in the ordinary course), with respect to the Employee Benefit Plans.

(e)          Schedule 4.14(e) identifies each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”).  The Internal Revenue Service has issued a timely and favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and no circumstances exist and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust.

(f)          All contributions required to be made to any Employee Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements.  Each Employee Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code (ii) unfunded or (iii) self-funded with stop-loss insurance coverage protection.

(g)         All Employee Benefit Plans that are “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) are in material documentary compliance with and have been maintained, operated and administered in all material respects in compliance with the requirements of Section 409A of the Code and any regulations or other guidance issued thereunder.

(h)            Neither the Company, nor any member of its controlled group, any Employee Benefit Plan, any trust created thereunder, or any trustee thereof, has engaged in a transaction with respect to any Employee Benefit Plan in connection with which the Seller or any member of its controlled group could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a tax imposed pursuant to Sections 4975 or 4976 of the Code.

(i)              As of the Closing Date, with respect to all Employees of the Company, all accrued vacation time, bonuses, sales and incentive compensation with respect to the period commencing in the fiscal year in which Closing Date occurs through and including the Closing Date have been accrued on the Estimated Closing Statement.

(j)              Except as set forth in Schedule 4.14(j), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of the Company; (ii) materially increase any benefits otherwise payable under any Employee Benefit Plan; (iii) result in any acceleration of the time of payment or vesting of any such benefits; (iv) require the funding of any trust or other funding vehicle; or (v) limit or prohibit the ability to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or any related trust.

                                                   -11-

4.15               Employment Agreements.  Except as set forth in Schedule 4.15, the Company is not a party to any outstanding Contract with any of its employees with respect to employment with the Company (an “Employment Agreement” and collectively, the “Employment Agreements”).  Seller has made available to Buyer copies of all Employment Agreements.  Except as set forth in Schedule 4.15, the Company is not a party to any agreement or legally binding policy or practice that requires it to pay termination, severance, retention or other pay other than wages and salaries to any of its employees as a result of the consummation of the Transactions.

4.16          Labor Matters.  The Company is not a party to any collective bargaining agreement or other labor union contract applicable to its employees and has not agreed to recognize any union or other collective bargaining unit.  Neither Seller nor the Company has received written notice of any organizational effort presently being made or threatened by or on behalf of any labor union or collective bargaining unit with respect to any employees of the Company.  The Company has not received notice of any unfair labor practice charge or complaint against the Company before the National Labor Relations Board.  There is no labor strike, material slowdown or material work stoppage or lockout pending, and neither Seller nor the Company has received written notice of any threatened labor strike, material slowdown or material work stoppage or lockout, against the Company.  Except as set forth on Schedule 4.16, during the four (4) year period prior to the Closing Date:

(a)             no labor union has been certified by a relevant labor relations authority as bargaining agent for any of the employees of the Company and, to the Knowledge of Seller, no union organizing activities are underway or threatened with respect to the Company or the employees of the Company;

(b)            the Company has not effectuated any plant closing or mass layoff of employees that could implicate any applicable Law requiring notice of plant closings or layoffs, including the WARN Act;

(c)             the Company is in compliance, in all material respects, with all Laws relating to the employment of the Company's employees, including all such Laws relating to wages, hours, collective bargaining, terms and conditions of employment, termination of employment, employment discrimination, immigration, disability, civil rights, occupational safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security Taxes and similar Taxes; and

                                                   -12-

(d)               neither Seller nor the Company has received written notice of any pending or threatened governmental claim or investigation regarding employment matters related to the Company’s employees.

4.17               Bank Accounts.  Schedule 4.17  sets forth each bank or financial institution in which the Company has an account or safe deposit box (giving the address and account numbers) and the names of the persons authorized to draw thereon or to have access thereto.

4.18               Environmental Matters.  Except as set forth on Schedule 4.18:

(a)             to the Knowledge of Seller, the Company is and has been for the past five (5) years in compliance, in all material respects, with all applicable Laws relating to pollution or the regulation or protection of human health, safety, natural resources or the environment, including Laws relating to the use, treatment, disposal, storage, management, handling, manufacture, generation, processing, recycling, distribution, transport, release or threatened release of or exposure to hazardous materials (collectively, “Environmental Laws”), which compliance has included obtaining and complying, in all material respects, with all applicable Permits required pursuant to Environmental Laws;

(b)            neither Seller nor the Company has received any written notice or report regarding any actual or alleged material violation of, or material liability or investigatory, remedial or corrective obligation under, Environmental Laws, in each case relating to the Company’s business, the Leased Real Property or the Owned Real Property;

(c)             to the Knowledge of Seller, neither the Company nor any other Person whose liability the Company has assumed or undertaken expressly or by operation of Law, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any material, substance or waste, or has owned or, to the Knowledge of the Seller, operated, any property or facility (including the Owned Real Property and, to the Knowledge of the Seller, the Leased Real Property) which is or has been contaminated by any material, substance or waste, in each case so as to give rise to any current or future material liability or investigatory, remedial or corrective obligation under any Environmental Law; and

(d)               Seller and the Company have furnished to Buyer all material environmental audits, assessments and reports, and all other documents materially bearing on the Company’s environmental, health or safety liabilities, including those relating to the past or current operations, properties or facilities of the Company’s business (including the Owned Real Property and the Leased Real Property), in each case which are in the Company’s or Seller’s possession or under the Company’s or Seller’s reasonable control.

4.19          Insurance.  Schedule 4.19  lists all insurance policies insuring the Company or any of its assets (other than those policies funding Employee Benefit Plans), and the name of the insurer, the name of the covered insured, the policy number, the period of coverage and the aggregate coverage amount with respect to each such policy.  All such policies are in full force and effect and all premiums thereon due prior to the date hereof have been paid.  Neither Seller nor the Company has received written notice that any such policy has been canceled or any written notice threatening to cancel any such policy.  As of the Closing Date, the Buyer Insurance Policy has been fully paid for its entire duration and is non-cancellable.  Since January 1, 2008, there has been no material claim by Seller or the Company under any such policy as to which coverage has been denied or disputed or in respect of which the underwriters have reserved their rights.

                                                   -13-

4.20          Contracts and Commitments.  Seller has delivered or made available to Buyer accurate, current and complete copies of all Material Contracts to which the Company is a party as of the date of this Agreement and will promptly deliver or make available accurate, current and complete copies of all documents that become Material Contracts after the date hereof, in each case together with all amendments thereto.  The Company is not bound by any oral Contracts other than oral Contracts to purchase or sell materials or products, or purchase or provide services, that are terminable on less than six (6) months’ notice without payment of any penalty.  Schedule 4.20  sets forth all Contracts of the following types to which the Company is bound (collectively with the Leases and the Equipment Leases, the “Material Contracts”):

(a)             all Contracts between the Company, on the one hand, and any of its customers or suppliers set forth in Schedule 4.09, on the other hand;

(b)            all Contracts that limit the ability of the Company to compete in any line of business currently conducted by the Company;

(c)             all Contracts that contain a “most-favored nation” or “most-favored-customer” clause;

(d)            all Contracts that require the Company to purchase its total requirement of any product or service from a third party;

(e)             all Contracts to which the Company is a party or by which the Company or any of its assets are bound that requires payments to or by the Company in excess of $25,000 per year and is not terminable on less than six (6) months’ notice without payment of any penalty;

(f)             all Contracts with any Governmental Authority;

(g)            all Contracts involving any joint venture, partnership or similar arrangement;

(h)            all Contracts involving the future disposition or acquisition of any assets or properties individually or in the aggregate material to the Company, other than dispositions or acquisitions in the ordinary course of business; and

(i)              all Contracts involving arrangements between Seller or the Company or any of their respective Affiliates, on the one hand, and Seller or the Company or any of their Affiliates, on the other hand, that will not be terminated at or prior to the Closing.

Except as set forth in Schedule 4.20, (i) each of the Material Contracts is in full force and effect and constitutes the legal, valid and binding obligation of the Company and, to the  Knowledge of Seller, each other party thereto, (ii)  the Company is not in default (and Seller has no Knowledge of any event or condition which, with the passage of time, would become a default) in the performance, observance or fulfillment of any obligation, covenant or condition of the Company contained therein, and (iii) neither Seller nor the Company has received written notice that any other party to a Material Contract is in default in the performance, observance or fulfillment of any obligation, covenant or condition of such other party contained therein, except, with respect to items (ii) and (iii), for defaults, if any, that would not have a Material Adverse Effect on the Company.

                                                   -14-

4.21          [Intentionally Omitted].

4.22          [Intentionally Omitted].

4.23          Tax Matters.  Except as set forth in Schedule 4.23:

(a)                The Company has timely filed all material Returns required to be filed for any period ending on or before the Closing Date, taking into account any extension of time to file and all such Returns are true, correct and complete in all material respects;

(b)               The Company has paid or caused to be paid all Taxes shown on such Returns and all other Taxes whether or not shown as due on such Returns (including estimated tax payments) that are due and owing;

(c)                The unpaid Taxes of the Company do not exceed the charges, accruals and reserves for Taxes as reflected on the books of the Company;

(d)               The Company has withheld and paid all Taxes required to have been withheld and paid in connections with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party;

(e)                Neither the Internal Revenue Service (the “IRS”) nor any other Taxing Authority is asserting by written notice to the Company, any deficiency or claim for any amount of additional Taxes;

(f)                No federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending or being conducted with regard to any Taxes or Returns of the Company and the Company has not received a written notice prior to the date of this Agreement of any actual or threatened audits or proceedings nor to the Knowledge of Seller, is the Seller aware of any such threatened audits or proceedings;

(g)               No claim has been made by any Taxing Authority in a jurisdiction where the Company does not file Returns that it is or may be subject to taxation in that jurisdiction;

(h)               The Company (1) is not a party to any Tax allocation or sharing agreement, (2) has not been a member of an affiliated group filing consolidated or combined Returns other than a group the common parent of which is the Seller, or (3) does not otherwise have any liability for the Taxes of any other Person;

                                                   -15-

(i)                 There are no liens for Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable;

(j)                 There are no outstanding requests by the Company for any tax ruling from any Taxing Authority and the Company has never received a tax ruling;

(k)               The Company has made no payments, is obligated to make no payments, and is not a party to any contract, plan or arrangement that obligates it to make any payments of (1) any amounts that will be “excess parachute payments” under Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law), (2) any amount that would trigger any excise tax under Section 4999 of the Code, or (3) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign tax law);

(l)                 Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(m)             There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company for any taxable period.  The Company has disclosed on Returns for all periods that are open under the statute of limitations all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code;

(n)               The Company has not engaged in any reportable, listed, or substantially similar transaction as defined in Treasury Regulations promulgated under Section 6011 of the Code; and

(o)            There is currently no limitation on the utilization of the net operating losses, built-in losses, capital losses, Tax credits or other similar items of the Company under Sections 382, 383, 384 or 1502 of the Code and Treasury Regulations promulgated thereunder.

4.24          Brokers, Finders and Investment Bankers.  Except as set forth in Schedule 4.24, neither Seller nor the Company has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other Person to any broker’s or finder’s fee or any other commission or similar fee in connection with the consummation of the Transactions.

4.25          Products.  Except as set forth in Schedule 4.25, since January 1, 2009, no products manufactured, sold or delivered by the Company have been adulterated, contaminated, misbranded or mislabeled in any material respect within the meaning of any applicable Law.  During the three-year period prior to the date hereof, there has been no recall or withdrawal by the Company of any product manufactured or sold by the Company.

4.26          Absence of Certain Events.  Since December 31, 2010, no circumstance, change, development, condition or event has arisen or occurred that has had or would have a Material Adverse Effect on the Company.

                                                   -16-

4.27          Affiliate Transactions.  Schedule 4.27 sets forth a correct and complete list of all Contracts between or services provided by Seller or the directors, officers, employees, Affiliates or shareholders (or any Affiliate of the foregoing) of Seller or the Company (but excluding the Company), on the one hand, and the Company, on the other hand.

4.28          [Intentionally Omitted].

4.29          No Other Representations.  Except for the representation and warranties expressly set forth in this Agreement and the other Transaction Documents, neither Seller nor any other Person acting on behalf of Seller makes any representation or warranty, express or implied, relating to the Company or any of its assets, liabilities or operations, including with respect to merchantability, fitness for any particular or ordinary purposes, or any other matter, and any such other representations and warranties are hereby expressly disclaimed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF Buyer

Buyer represents and warrants to Seller that the following representations and warranties are true and correct as of the date hereof and, unless another date is set forth herein, as of the Closing Date:

5.01               Organization; Authority; Execution and Delivery; Enforceability.  Buyer is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer has the right, power and authority to execute, deliver and perform this Agreement and the Transaction Documents to consummate the Transactions.  The execution, delivery and performance of this Agreement and the Transactions Documents and the consummation of the Transactions has been duly and validly authorized by all necessary corporate action on the part of Buyer.  This Agreement has been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by the Seller) constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity that restrict the availability of equitable remedies.

5.02          Consents and Approvals.  The execution, delivery and performance by Buyer of this Agreement and the Transactions Documents and the consummation of the Transactions require no action by or in respect of, or filing with, any Governmental Authority or any consents, approvals, authorizations, permits, filings and notifications with respect to any other Person that if not obtained or made will (a) individually or in the aggregate have a Material Adverse Effect on Buyer, or (b) prevent, delay, obstruct, hinder or otherwise affect the Closing.  Neither the execution, delivery and performance by Buyer of this Agreement or the Transaction Documents nor the consummation of the Transactions (with or without the giving of notice or the lapse of time, or both) will (i) violate any provision of the articles of incorporation or bylaws of Buyer, (ii) violate any provision of Law to which Buyer is subject, (iii) violate any judgment, order, writ or decree of any Governmental Authority applicable to Buyer or (iv) result in a breach of or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, lease, agreement or other instrument or obligation to which Buyer a party, or by which it or any of its properties or assets are bound; excluding from clauses (ii), (iii) and (iv) requirements, violations, breaches or defaults that (x) individually or in the aggregate would not have a Material Adverse Effect on Buyer, or (y) are applicable solely as a result of any acts or omissions by, or any facts pertaining to, Seller.

                                                   -17-

5.03          Litigation.  There are no pending, and Buyer has not received written notice of any threatened, investigations, inquiries, arbitrations, suits or proceedings against Buyer or any of its assets, and Buyer is not subject to any order, judgment, writ, injunction, award or decree, (a) that would have a Material Adverse Effect on Buyer, (b) challenging the validity of this Agreement or the consummation of the Transactions, or (c) that would prevent, delay, obstruct, hinder or otherwise affect the Closing.

5.04          Purchase for Investment.  Buyer is aware that the Shares are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any securities Laws.  Buyer is not an underwriter, as such term is defined under the Securities Act, and is purchasing the Shares solely for investment, with no present intention to distribute the Shares to any Person, and Buyer will not sell or otherwise dispose of the Shares except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, and any other applicable securities Laws.

5.05          Financial Ability.  Buyer has immediately available funds sufficient to pay the Purchase Price and all other amounts otherwise payable in connection with the Transactions.

5.06          Brokers, Finders and Investment Bankers.  Neither Buyer or any of its Affiliates or subsidiaries has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other Person to any broker’s or finder’s fee or any other commission or similar fee in connection with the consummation of the Transactions.

5.07          No Other Representations.  Except for the representation and warranties expressly set forth in this Article V, neither Buyer nor any other Person acting on behalf of Buyer makes any representation or warranty, express or implied, relating to Buyer or any of its assets, liabilities or operations, including with respect to merchantability, fitness for any particular or ordinary purposes, or any other matter, and any such other representations and warranties are hereby expressly disclaimed.

ARTICLE VI

COVENANTS

6.01               Conduct of Business Prior to the Closing Date.  From the date of this Agreement until the Closing, Seller shall cause the Company to conduct its business in the ordinary course and except (i) as expressly contemplated by this Agreement, (ii) as set forth in Schedule 6.01, or (iii) with the prior written consent of Buyer, which consent shall not be unreasonably conditioned, delayed or withheld, from the date hereof until the Closing Date, Seller shall cause the Company not to:

                                                   -18-

(a)             amend, modify or restate its Charter Documents;

(b)            adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

(c)             issue, sell, transfer, pledge, dispose of or encumber any of its shares, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any equity interests in it or shares of its capital stock of any class or series;

(d)            split, combine, subdivide or reclassify any of its outstanding shares of capital stock or other equity interests;

(e)             enter into, modify in any material respect, amend in any material respect, fail to renew or perform or terminate, or fail to fully enforce, any Material Contract or waive, release or assign any material rights thereunder, except in each case in the ordinary course of business provided such action does not have a Material Adverse Effect on the Company;

(f)             (i) increase the compensation or benefits of any manager, director, officer, consultant or employee; (ii) enter into (or adopt) any new, or materially amend any existing, Employee Benefit Plan except as required by applicable Law; (iii) make any bonus, commission or incentive or equity compensation payment, except as required under any existing Employee Benefit Plan or Employment Agreement, or as required by applicable Law; (iv) enter into any Employment Agreement; or (v) hire any new employee or promote any employee to a new position if such newly hired or promoted employee will receive annual base compensation in excess of $75,000 in such position;

(g)            acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any equity interest in or a material portion of the assets of, or by any other manner acquire any business or any Person or division thereof;

(h)            sell, lease, encumber (including by the grant of any option thereon) or otherwise dispose of any material assets or property except (A) pursuant to existing Contracts,  and (B) sales of Inventory in the ordinary course of business;

(i)              (i) incur or assume any long-term or short-term debt or issue any debt securities, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make or cancel, or waive any rights with respect to, any loans to, advances or capital contributions to, or investments in, any other Person; (iv) pledge or otherwise encumber shares of its capital stock or other equity interests; or (v) mortgage or pledge any of its tangible or intangible assets or properties;

(j)              engage in any transaction with, or enter into any Contract with, any of its directors, officers or Affiliates;

                                                   -19-

(k)            change any method of accounting or accounting practice used by it except any change required by reason of a change in GAAP or other applicable accounting standards;

(l)              enter into any Contract that limits its ability, or would limit the ability of Buyer after the Closing, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

(m)          take any action that would reasonably be expected to have a Material Adverse Effect on the Company;

(n)            enter into any new line of business, except for introduction of new products in the ordinary course of business;

(o)            remove any equipment or other assets from the Real Property or replace such items unless such removal or replacement occurs in the ordinary course of business, and, in the case of any removal, unless the removed item is replaced with an equivalent item in the ordinary course of business; or

(p)            agree or commit to do any of the foregoing.

Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Company shall be permitted to distribute cash dividends to Seller prior to the Closing.

6.02          Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement, Seller and Buyer shall use their best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions to Closing set forth in Article VII  to be satisfied.

6.03          Fees and Expenses.  All costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, it being understood that legal, accounting and other third-party fees and expenses of the Company incurred on or prior to the Closing in connection with the Transactions shall be paid by Seller.

6.04          No Solicitation of Competing Transactions by Seller.  From the date hereof through the Closing, Seller shall not, and shall direct each of its Affiliates and Representatives not to, directly or indirectly, encourage, solicit, initiate or engage in discussions or negotiations with, or provide any non-public information to, any Person concerning any merger, sale of substantial assets, sale of shares of capital stock, equity interests or similar transactions involving the Company or enter into any agreement with respect thereto.

6.05          Access to Information.  From the date hereof through the Closing, Seller shall afford to Buyer and its Representatives reasonable access to the properties, accounts, contracts, books and records of the Company, and furnish Buyer and its Representatives such existing financial, operating and other data and information as it may reasonably request; provided, however, that any such access by Buyer and its Representatives shall be conducted pursuant to reasonable prior notice during normal business hours under the supervision of Representatives designated in writing by Seller and in such a manner as to maintain the confidentiality of this Agreement, and the Transactions contemplated hereby, and shall not interfere with the business operations of Seller or the Company.  Seller shall make available to Buyer accurate, current and complete copies of all Material Contracts that the Company enters into after the date hereof and prior to the Closing, in each case together with all amendments thereto.

                                                   -20-

6.06          Public Announcements.  Neither Buyer nor Seller shall issue any press release or make any public statement with respect to this Agreement, the terms hereof, or the contemplated Transactions, without the prior consent of the other Party to this Agreement, except as may be required by Law.

6.07          Confidentiality.  The Confidentiality Agreement dated May 26, 2011, by and between LINPAC Finance Limited and Buyer (the “Confidentiality Agreement”) shall remain in full force and effect and shall survive the execution and delivery of this Agreement and the termination of this Agreement for any reason whatsoever.  The Confidentiality Agreement shall terminate upon the earlier of (a) the expiration of the term provided therein, or (b) the Closing.

6.08          Tax Matters.

(a)                Buyer on the one hand and Seller on the other hand shall each be responsible for one-half of all sales, use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees (“Transfer Taxes”) arising out of or in connection with or attributable to the Transactions.  Seller shall prepare and timely file all Returns required to be filed in respect of Transfer Taxes, provided that Buyer shall prepare any such Returns that are the primary responsibility of Buyer under applicable Laws.  Each Party shall notify the other Party within ten (10) days of filing a Return in respect of Transfer Taxes.  Promptly following either Party’s receipt of notice that the other Party has filed a Return, the non-filing Party shall promptly reimburse the filing Party for the non-filing Party’s share of applicable Transfer Taxes.

(b)               Seller shall prepare or cause to be prepared, and file or cause to be filed, by the Company, any Returns required to be filed by the Company for any taxable period ending on or prior to the Closing Date (a “Pre-Closing Tax Period”) including all Returns for a Pre-Closing Tax Period that are due after the Closing Date; provided  that drafts of any such Returns are provided to Buyer for review and approval, such approval or objection to be provided in writing within a reasonable period of time, at least thirty (30) days prior to the filing of such Returns.  Seller shall promptly pay to Buyer the Taxes with respect to the Company attributable to any Pre-Closing Tax Period to the extent that such Tax exceeds the amount (if any) reflected as a current liability for such Taxes in the Final Net Working Capital.  Notwithstanding anything to the contrary in this Agreement, Seller shall also prepare or cause to be prepared, and file or cause to be filed both:  (i) the consolidated federal income tax Return which includes the Company as a member of the Seller’s consolidated group (within the meaning of Treasury Regulation Section 1.1502(h)) for the taxable period of the Company ending on the Closing Date as described in this Section 6.08(i); and (ii) the consolidated, combined or unitary state income or franchise Tax Returns which include the Company for the taxable period of the Company ending on the Closing Date; provided  that drafts of any such Returns are provided to Buyer for review and approval, such approval or objection to be provided in writing within a reasonable period of time, at least thirty-(30) days prior to the filing of such Returns.  Seller shall be responsible for paying the federal income Taxes attributable to both the Company’s inclusion in the Seller’s consolidated group as well as in such consolidated, combined or unitary state income or franchise Tax Returns through the Closing Date.

                                                   -21-

(c)                Buyer shall prepare and file all Returns required to be filed by the Company for any period ending on or after the Closing Date (the “Post-Closing Tax Returns”) and shall pay, indemnify and hold harmless Seller and its Affiliates against any Taxes imposed as a result of the filing of such Post-Closing Tax Returns, other than Taxes imposed on Seller or its Affiliates with respect to a Pre-Closing Straddle Period (as defined below).  Buyer shall prepare and file all Returns required to be filed by the Company for any period that includes (but does not end on) the Closing Date (a “Straddle Period”) and shall calculate the Taxes attributable to any Pre-Closing Straddle Period (determined in accordance with Section 6.08(d)); provided, however, that drafts of any such Returns (the “Straddle Returns”) and Buyer’s calculations shall be provided to Seller for its review and approval, such approval or objection to be provided within a reasonable period of time, at least thirty (30) days prior to the filing of such Straddle Returns.  To the extent that the Seller is responsible for any Taxes for a Straddle Period, as determined in accordance with Section 6.08(d), Seller shall cause such Tax to be paid to Buyer within ten (10) days after the Seller has received a signed copy of such filed Straddle Return, but only to the extent such Tax amount exceeds the amount (if any) reflected as a current liability for such Taxes in the Final Net Working Capital.

(d)               The amount of any Taxes of the Company attributable to the portion of such Straddle Period ending on the Closing Date (such portion, a “Pre-Closing Straddle Period”) shall be determined based on an interim closing of the books as of the close of business on the Closing Date as if such taxable period ended as of the date immediately preceding the Closing Date, except in the case of Taxes that are imposed on a periodic basis and measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), the portion allocable to the Pre-Closing Straddle Period shall be the product of such Taxes multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the date immediately preceding the Closing Date, and the denominator of which is the number of calendar days in the entire period.  Any Taxes for a Straddle Period paid by the Company prior to the Closing (including any such amounts paid as estimated Taxes) shall be applied against the Seller’s liability with respect to the Pre-Closing Straddle Period and, to the extent in excess of such liability, shall be repaid promptly by Buyer to Seller.

(e)                Buyer and Seller shall attempt to resolve in good faith any disagreement between them with respect to this Section 6.08; provided, however, if any such dispute is not resolved within thirty (30) days prior to the deadline for filing the Return that is the subject of such dispute, the matter shall be submitted by them for binding resolution by the Accounting Referee.

(f)                Without the prior written consent of Seller, which consent shall not be unreasonably conditioned, withheld or delayed, Buyer shall not:  (i) file or amend any Return with respect to a Pre-Closing Tax Period, (ii) amend any Straddle Returns that have been filed, or (iii) extend or waive any statute of limitations or other period for the assessment of any Tax that relates to a Pre-Closing Tax Period for which Seller may be required to indemnify Buyer under Section 8.01.  If Buyer takes any of the actions set forth in clause (i), (ii) or (iii) of the preceding sentence, after receiving consent from the Seller, and, as a result, Taxes are imposed by a Taxing Authority on the Company with respect to a Pre-Closing Tax Period (the “Additional Pre-Closing Taxes”), such that Seller would otherwise become liable to indemnify Buyer for such Additional Pre-Closing Taxes pursuant to Section 8.01, the Parties expressly agree that Buyer’s sole and exclusive remedy for the recovery of Buyer Damages with respect to such Additional Pre-Closing Taxes shall be from claims made by Buyer against, and to the extent of, the coverage provided in the Buyer Insurance Policy.

                                                   -22-

(g)               Notwithstanding any other provision in this Section 6.08, the Parties agree that Seller shall have no right to amend any Return of the Company with respect to a Pre-Closing Tax Period whether before or after the Closing Date without Buyer’s consent which consent shall not be unreasonably withheld, conditioned or delayed.

(h)               Any Tax refunds that are received by Buyer or its Affiliates and any amounts credited against Tax to which Buyer or its Affiliates (including, after the Closing, the Company) become entitled that relate to either:  (i) a Pre-Closing Tax Period, or (ii) the Pre-Closing Straddle Period shall be held for the account of the Seller and shall be paid over to the Seller within ten (10) days after Buyer’s or such Affiliate’s receipt of such refund or credit.

(i)                 The Parties acknowledge and agree that on the Closing Date the Company will become a member of the Buyer’s consolidated group (within the meaning of Treasury Regulation Section 1.1502-1(h)).  In this regard, Treasury Regulation Section 1.1502-76(b)(1)(ii)(A)(1) provides that the Company will become a member of the Buyer’s consolidated group at the end of the day on the Closing Date, and that the Company’s status changes and the Company’s tax year ends for all federal income tax purposes at the end of that day.

(j)              Buyer and Seller agree to furnish or cause to be furnished to each other, and each at their own expense, as promptly as practicable, such information (including access to books and records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations as is reasonably necessary for the filing of any Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes.  Seller may retain in its possession, or dispose of, all Returns related to taxable periods ending prior to the Closing Date, provided  that prior to any such disposition, Seller shall give Buyer a reasonable opportunity to take possession of such materials.  Buyer shall retain in its possession, and shall provide Seller reasonable access to (including the right to make copies of), such supporting books and records and any other materials that Seller may specify with respect to Tax matters relating to any taxable period ending prior to the Closing Date until the relevant statute of limitations has expired.

6.09          Employee Matters.

(a)                Seller and Buyer shall give any notices required by Law and take whatever other actions with respect to employees of the Company and the Employee Benefit Plans as may be necessary to carry out the Transactions including complying with the Worker Adjustment and Retraining Act (“WARN”), as set forth in 24 C.F.R. 639.

                                                   -23-

(b)               To the extent that any employee of the Company participates in an “Employee Benefit Plan” sponsored or maintained by Seller (the “Seller Plans”), such coverage shall cease immediately upon the Closing.  No Seller Plans’ assets or liabilities shall be transferred to Buyer.  Seller shall retain all assets and liabilities in the Seller Plans and shall distribute benefits to such employees that shall become entitled to such benefits in accordance with the applicable plan document and each such employee’s election, as applicable.  From and after the Closing Date, the Seller shall retain and shall be solely responsible for all obligations and liabilities under the Seller Plans, and Buyer shall have no obligation, liability or responsibility from and after the Closing Date to or under the Seller Plans, whether such obligation, liability or responsibility arose before, on or after the Closing Date.  Those Employee Benefit Plans set forth on Schedule 6.09(b) (the “Company Plans”) shall remain in place after the Closing Date, provided that Buyer shall have the right, in its sole discretion, to terminate such Company Plans at any time after the Closing.  Seller agrees to use its commercially reasonable efforts to take whatever actions are required to facilitate the assumption of the Company Plans.

(c)                For a period of twelve (12) months following the Closing, the annual base salary, other compensation and benefits provided to each employee of the Company who remains employed by the Company shall not be less favorable than those provided to similarly situated employees of Buyer immediately prior to the Closing.  Notwithstanding this requirement, all employees of the Company will remain employed “at will,” but nothing in this Agreement shall obligate the Company or Buyer to retain any such employees for any specific duration.  Each of the Company and Buyer, as applicable, shall (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements, credit any co-payments and deductibles paid by any such employee prior to the Closing for purposes of satisfying any applicable deductible or out-of-pocket requirements, applicable to such employees under the Company Plans, other than limitations or waiting periods that are already in effect and have not yet been satisfied or co-payments or deductibles not yet paid, with respect to such employees as of the Closing, and (b) credit each such employee’s service accrued with the Company as of the Closing for all purposes under the employee benefit plans of the Company, or Buyer, as applicable.  Buyer shall be responsible for the post-Closing payment to any such employees of any vacation benefits accrued and outstanding as of the Closing, but excluding any amounts earned or accrued in respect of any period preceding January 1, 2011, pursuant to the Employee Guidelines in effect as of the Closing, but excluding any amounts earned or accrued in respect of any period preceding January 1, 2011.

(d)               Nothing herein, expressed or implied, shall confer upon any Company employee (or any of their beneficiaries or alternate payees) any rights or remedies (including any right to employment or continued employment, or any right to compensation or benefits for any period) of any nature or kind whatsoever, under or by reason of this Agreement or otherwise.  In addition, the provisions of this Section 6.09 are for the sole benefit of the Parties and are not for the benefit of any third party.  Nothing in this Section 6.09 shall be construed to limit the right of Buyer to amend or terminate any Employee Benefit Plan that remains in place pursuant to Section 6.09(b) (if any) or any Buyer employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan and applicable Law.

(e)                Effective as soon as administratively possible following the Closing Date, Buyer shall cause the Company employees to be eligible to participate in a tax-qualified 401(k) plan sponsored by Buyer or one of its affiliates (“Buyer 401(k) Plan”).  Seller and Buyer shall take all action reasonably necessary to permit the rollover of account balances from the Linpac  USA Holdings Inc. 401(k) Savings Plan (including outstanding loans) to the Buyer 401(k) Plan.  Immediately prior to the Closing, Seller shall cause all accrued but unvested benefits of any Company Employee under the Linpac  USA Holdings Inc. 401(k) Savings Plan to vest.

                                                   -24-

6.10          No Solicitation of Employees by Buyer.

(a)                If this Agreement is terminated prior to the Closing, neither Buyer, its Affiliates nor their respective Representatives will, for a period of one (1) year following such termination, directly or indirectly, on behalf of Buyer, on their own behalf, or on behalf of any other Person, without the prior written approval of Seller, (i) solicit for employment or hire any officers, directors or employees of the Company, provided  that Buyer shall be permitted to (i) issue general solicitations for employment if such solicitations are not specifically directed at any officer, director or employee of the Company, and (ii) hire any person who is no longer employed by the Company.

(b)               Buyer agrees that Seller has no adequate remedy at law for any breach or threatened or attempted breach by Buyer of the covenants and agreements set forth in this Section 6.10  and, therefore, Buyer agrees that Seller shall, in addition to the other remedies that may be available to it under this Agreement or at Law, be entitled to equitable relief including specific performance or injunctive relief.  The Parties agree that the scope and duration of the covenants set forth in this Section 6.10  are reasonable.  Notwithstanding the foregoing, Buyer agrees that if the scope of any covenant set forth in this Section 6.10  is deemed by any court to be overly broad, such court may reduce the scope thereof to that which it deems reasonable under the circumstances; provided, however, that it is the intention of the Parties that such covenant be enforced and enforceable to the fullest extent permissible under applicable law.  If any one or more provisions of this Section 6.10  shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by Law, such invalidity, illegality or unenforceability shall not affect any other provision of this Section 6.10.  Buyer agrees that the covenants and agreements of Buyer set forth in this Section 6.10  are independent of all other covenants, representations, warranties and agreements of the Parties set forth in this Agreement, and no default, breach or failure to perform by any Party shall constitute an excuse or other justification for Buyer to fail to observe fully its covenants and agreements under this Section 6.10.  No course of dealing between Buyer and Seller, and no delay by Seller in exercising any right, power or remedy under this Section 6.10, in equity or at Law, shall constitute a waiver of, or otherwise prejudice, any such right, power or remedy.

6.11          No Inducement or Reliance.  Buyer acknowledges and agrees that except as expressly set forth in this Agreement and the Schedules, it has not relied upon, and it has not executed (or authorized the execution of) this Agreement in reliance upon, any promises, representations, warranties, express or implied, or statements of Seller, the Company, any of their Affiliates or any of their respective Representatives, whether or not such representations, warranties or statements have been made in writing or orally, relating to (a) the accuracy or completeness of any information regarding the Company, (b) the earnings, assets, net worth, properties, prospects, business, profits or condition of the Company, (c) the status of the relationships of the Company with its respective customers and suppliers, or (d) any other matter.

                                                   -25-

6.12       Release of Guarantees.  On or prior to the Closing Date, Seller shall cause the obligations described in Schedule 4.11 to be released.

ARTICLE VII

CONDITIONS TO CLOSING

7.01          Conditions to Each Party’s Obligations to Effect the Closing.  The respective obligations of each Party to effect the Closing is subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)             No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect, and (ii) has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(b)            No Governmental Restrictions.  There shall not be any pending or threatened any proceeding asserted by any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the Transactions.

7.02          Conditions to Obligations of Buyer to Effect the Closing.  The obligations of Buyer to consummate the Transactions shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)             Representations and Warranties.  The representations and warranties of Seller set forth in Article IV, taken as a whole, shall be true and correct in all material respects as of the dates such representations and warranties are made and as of the Closing Date.

(b)            Covenants and Obligations.  Seller shall have performed or complied with in all material respects all covenants and obligations required to be performed or complied with by it at or before the Closing under this Agreement.

(c)             Closing Deliveries.  Seller shall have delivered to Buyer the items set forth in Section 3.02.

7.03          Conditions to Obligations of Seller to Effect the Closing.  The obligations of Seller to consummate the Transactions shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)             Representations and Warranties.  The representations and warranties of Buyer set forth in Article V, taken as a whole, shall be true and correct in all material respects as of the dates such representations and warranties are made and as of the Closing Date.

(b)            Covenants and Obligations.  Buyer shall have performed or complied with in all material respects all covenants and obligations required to be performed or complied with by it at or before the Closing under this Agreement.

                                                   -26-

(c)             Closing Deliveries.  Buyer shall have delivered to Seller the items set forth in Section 3.03.

ARTICLE VIII

INDEMNIFICATION

8.01          Seller’s Agreement to Indemnify.  Subject to the terms and conditions set forth herein, from and after the Closing, Seller shall indemnify and hold harmless Buyer, its Affiliates and their respective Representatives (each a “Buyer  Indemnified Party”), such indemnification obligation to be satisfied solely through claims made by a Buyer Indemnified Party against, and to the extent of, the Buyer Insurance Policy, from and against all liabilities, assessments, losses, charges, costs and expenses (including interest, court costs, reasonable attorneys’ fees and expenses), but excluding diminution in value, consequential damages, lost profits, indirect damages, punitive damages and exemplary damages (collectively “Buyer Damages”) incurred by a Buyer Indemnified Party as a result of or arising out of (a) a breach of any representation or warranty contained in Article IV  of this Agreement (which breach shall be determined for purposes of this Article VIII without regard to any qualification based on materiality or Material Adverse Effect contained in such representations and warranties), (b) any breach of or noncompliance by Seller with any covenant or agreement contained in this Agreement, (c) for any and all Company liability for all or a portion of Seller’s consolidated federal income tax liability pursuant to Treasury Regulation Section 1.1502-6, or (d) fraud or intentional misconduct by Seller or the Company.  Notwithstanding the foregoing, in no event shall Buyer Damages include, nor shall the Buyer Indemnified Parties make any claim for indemnification with respect to Buyer Damages to the extent arising from (i) any liability reflected as a liability in the Financial Statements, (ii) any claim that Buyer could have made pursuant to Section 2.04, or (iii) any liability that results from any act or omission by Buyer in violation of this Agreement.

8.02          Buyer’s Agreement to Indemnify.  Subject to the terms and conditions set forth herein, from and after the Closing, Buyer shall indemnify and hold harmless Seller, its Affiliates, and their respective Representatives (each a “Seller Indemnified Party”) from and against all liability, assessments, losses, charges, costs and expenses (including interest, court costs, reasonable attorneys’ fees and expenses), but excluding diminution in value, consequential damages, lost profits, indirect damages, punitive damages and exemplary damages (collectively “Seller Damages”) incurred by a Seller Indemnified Party as a result of or arising out of (a) a breach of any representation or warranty contained in Article V  of this Agreement (which breach shall be determined for purposes of this Article VIII without regard to any qualification based on materiality or Material Adverse Effect contained in such representations and warranties), (b) any breach of or noncompliance by Buyer with any covenant or agreement contained in this Agreement, or (c) fraud or intentional misconduct by Buyer.

                                                   -27-

8.03          Limitations on Indemnification.

(a)             Threshold Amounts; Maximum Indemnity.

(i)                 Except for claims made by a Buyer Indemnified Party in connection with a breach of the representations and warranties set forth in Section 4.23 (Tax Matters), no claim for indemnification pursuant to Section 8.01(a) shall be made against Seller unless the aggregate amount of Buyer Damages exceeds (after all deductions pursuant to this Article VIII) $200,000 (the “Threshold Amount”) and, in such event, indemnification shall be made against Seller only to the extent that the aggregate amount of Buyer Damages exceeds the Threshold Amount.

(ii)               Except for claims made by a Buyer Indemnified Party in connection with a breach of the representations and warranties set forth in Section 4.23 (Tax Matters), no claim for indemnification pursuant to Section 8.01(a) shall be made against Seller with respect to any individual claim (or series of related claims) unless the aggregate amount of Buyer Damages related to such individual claim (or series of related claims) exceeds $20,000 (the “Individual Claim Threshold Amount”) and any individual claims (or series of related claims) made pursuant to Section 8.01(a)  for amounts less than the Individual Claim Threshold Amount shall be ignored in determining whether the Threshold Amount has been exceeded.

(iii)             In no event shall Seller’s aggregate obligation to indemnify the Buyer Indemnified Parties for claims made pursuant to Section 8.01(a) exceed $5,000,000 (the “Cap”).

(b)            Calculation of Damages.  The amount of any Damages subject to indemnification under this Article VIII shall be calculated net of (i) any insurance proceeds (net of direct collection expenses), and (ii) any indemnity, contribution or other similar payment recoverable or actually received by the Indemnified Party from any third party with respect thereto.  An Indemnified Party shall seek full recovery under all insurance policies covering any Damages or from any third party with respect to any Damages.  In the event that any amounts are paid to or on behalf of an Indemnified Party from insurance or any third party with respect to any Damages for which such Indemnified Party has been indemnified hereunder, then a refund equal to the aggregate amount paid to or on behalf of such Indemnified Party shall be made to the Person that provided such indemnification.

(c)             Mitigation of Damages.  Each Indemnified Party shall take commercially reasonable steps to mitigate all Damages after such Indemnified Party becomes aware of any event which could reasonably be expected to give rise to any Damages that are indemnifiable or recoverable hereunder or in connection therewith.

(d)            No Double Benefit.  No Indemnified Party shall be entitled to recover Damages or obtain any payment, reimbursement, restitution or indemnity more than once with respect to the same loss.

(e)             Knowledge of Matters.  No Indemnified Party shall be entitled to seek indemnification under this Agreement to the extent it had Knowledge of the matter giving rise to such claim prior to the Closing.  For the purposes of this Article VIII, Knowledge of Buyer shall include any information, documents or materials made available to Buyer in written or electronic form, including in any virtual data rooms or management presentations, in expectation of, or in connection with, this Agreement and the consummation of the Transactions.

                                                   -28-

8.04          Buyer Insurance Policy; Remedies.

(a)             The Parties acknowledge that Seller shall pay the premium in full for the insurance policy attached as Exhibit 8.04 (the “Buyer Insurance Policy”) on or prior to the Closing Date.  Buyer has reviewed the Buyer Insurance Policy and fully understands the effect of the Buyer Insurance Policy, including the exclusions described in such policy.  Notwithstanding anything in this Agreement to the contrary, the Buyer Indemnified Parties acknowledge and agree that, except for any claim for indemnification brought pursuant to Section 8.01(c): (i) the Seller, its Affiliates and their respective Representatives shall not be required to pay the Buyer Indemnified Parties or any other Person any amounts with respect to Buyer Damages, and (ii) the sole recourse and remedy of the Buyer Indemnified Parties for indemnification pursuant to this Article VIII or otherwise for any breach or violation of this Agreement by the Seller or for any Buyer Damages shall be made against, and to the extent of, the Buyer Insurance Policy.  The Buyer Indemnified Parties expressly waive (except for any claim for indemnification brought pursuant to Section 8.01(c)) the right to recover any amount outside of or in excess of the Buyer Insurance Policy; provided, however, that the limitations set forth in Sections 8.03, 8.04, and 8.07  hereof shall not apply to any claim by Buyer based upon the fraud or intentional misconduct of Seller or the Company.  The foregoing restrictions shall be in addition to, and not in limitation of, any further limitation of liability that might otherwise apply (whether by reason of Buyer’s waiver, relinquishment or release of any applicable rights or otherwise).

(b)            In the event of any claim properly made under Section 8.01(c), the Buyer Indemnified Parties shall make such claim in accordance with the following procedures:  (i) first, against the Buyer Insurance Policy (provided, that any deductible/retention shall be recoverable from the Escrow Amount pursuant to Section 8.05(b)) until the amount of the aggregate Buyer Damages exceeds the Cap or the issuer of the Buyer Insurance Policy has denied such Section 8.01(c)  claim (after Buyer has used its commercially reasonable efforts to challenge such denial); and (ii) second, against the Seller.

8.05          Buyer Indemnification Claim Procedures.

(a)             Any claim for indemnification hereunder by a Buyer Indemnified Party shall be made against, to the extent of, and in accordance with the procedures set forth in the Buyer Insurance Policy and subject to the provisions of this Section 8.05.  No Buyer Indemnified Party shall contact the Seller, its Affiliates or their respective Representatives with respect to any indemnification claim under this Article VIII.

(b)            The Parties acknowledge that the Escrow Amount is being held in escrow for the sole purpose of satisfying the deductible/retention under the Buyer Insurance Policy in the event that the Seller is required to indemnify any Buyer Indemnified Party under Section 8.01(c) or Section 8.01(a) for a breach of the representations and warranties set forth in Section 4.23  (Tax Matters) (a “Tax Claim”).  In the event of a Tax Claim, the Escrow Amount shall be applied to the deductible/retention under the Buyer Insurance Policy only for Buyer Damages incurred in connection with such Tax Claim, provided that such Tax Claim is made no later than two (2) years after the Closing Date.

                                                   -29-

8.06          Seller Indemnification Claim Procedures.  Any claim for indemnification hereunder by Seller shall be made by submittal of written notice (the “Indemnification Notice”) by Seller to Buyer setting forth in reasonable detail the provisions of this Agreement that have given rise to a claim for indemnification and a statement of the amount of indemnification sought.  Within thirty (30) days of Buyer’s receipt of the Indemnification Notice (the “Indemnification Review Period”), Buyer shall transmit a written response (the “Indemnification Response”) to Seller setting forth Buyer’s position in reasonable detail with respect to the relief sought in the Indemnification Notice and, in the event Buyer disputes such indemnification claim in whole or in part, the Indemnification Response must include a statement of all facts and non-privileged documents supporting such position and the amount of the indemnification claim that is being disputed.  If Buyer fails to provide Seller with an Indemnification Response during the Indemnification Review Period, Buyer shall be deemed to have accepted the position set forth in the Indemnification Notice and shall waive any right to contest Seller’s claim for indemnification through litigation or otherwise.  If Buyer disputes Seller’s indemnification claim, Seller shall, within thirty (30) days of receipt of Buyer’s Indemnification Response, provide Buyer with a notice identifying the persons authorized by Seller to negotiate a resolution of the dispute (“Notice of Dispute Resolution”).  Within ten (10) days of receipt of the Notice of Dispute Resolution, Buyer shall provide written notice to Seller (“Response to Notice of Dispute Resolution”) setting forth the identity of the persons authorized by Buyer to negotiate a resolution of the dispute relating to the Indemnification Notice and the dates upon which Buyer proposes to meet with the Seller to discuss resolution of the dispute which dates shall be within thirty (30) days of the Response to Notice of Dispute Resolution.  If, after good faith efforts, Buyer and Seller are unable to reach a mutually agreeable resolution of the dispute of the claim for indemnification set forth in the Indemnification Notice, either Party shall have the right to seek relief through the dispute resolutions procedures set forth in Section 10.06.

8.07               Survival; Time to Assert Claims.

(a)             Survival.  The representations, warranties, covenants and agreements contained herein will not be extinguished by the Closing but will survive the Closing, subject to the limitations set forth in subsection (b) below with respect to the time periods within which claims for indemnity must be asserted.  The covenants and agreements to be performed by the parties prior to the Closing shall expire at the Closing.  Unless a specified period is set forth in this Agreement, all agreements and covenants contained in this Agreement will survive the Closing and remain in effect until the fulfillment of such agreement or covenant.

(b)            Time to Assert Claims.  The representations and warranties made in Articles IV and V  shall survive the Closing until the date that is one (1) year after the Closing Date; provided, however, that the representations and warranties set forth in Section 4.18 (Environmental Matters) shall survive the Closing until the date that is five (5) years following the Closing Date; provided, further, that the Fundamental Representations shall survive the Closing until the date that is seven (7) years following the Closing Date.  Notwithstanding anything herein to the contrary, if written notice of any claim for indemnification hereunder has been delivered in accordance herewith prior to the expiration of the representation, warranty or covenant upon which such claim is based, the relevant representation, warranty or covenant shall not expire with respect to such claim, and such claim may be pursued, until the final resolution of such claim in accordance with the provisions of this Article VIII.

                                                   -30-

8.08               Equitable Relief.  The Parties acknowledge and agree that no limitation set forth in this Agreement shall affect the availability to either Party of injunctive or other equitable relief, including specific performance, solely to cause the Closing to occur in the event the other Party is in breach of its obligation to cause the Closing to occur under the terms of this Agreement.

ARTICLE IX

TERMINATION

9.01          Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)             by mutual written consent of Buyer and Seller;

(b)            by written notice from Buyer to Seller or from Seller to Buyer if a Material Adverse Effect with respect to the Company has occurred since the date of this Agreement; or

(c)             by either Buyer or Seller if the Closing shall not have occurred on or before September 16, 2011 (the “Expiration Date”) for any reason other than delay or nonperformance of or breach by the Party seeking such termination.

9.02          Effect of Termination.  If this Agreement is terminated pursuant to this Article IX, this Agreement shall forthwith become void, and all obligations of Buyer and Seller shall terminate, except as set forth in this Section 9.02  and in Sections 6.03, 6.07, 6.10, 10.05  and 10.06; provided  that the foregoing shall not relieve any breaching Party for liability for damages incurred as a result of its breach of this Agreement.

ARTICLE X

MISCELLANEOUS

10.01      Entire Agreement; Assignment.  This Agreement, the Confidentiality Agreement and the Transaction Documents (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of Law or otherwise without the written consent of the other Party.

10.02      Modification and Waiver.  Any of the terms or conditions of this Agreement may be waived in writing at any time by the Party which is entitled to the benefits thereof.  No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).  This Agreement may not be amended except by a written agreement executed by the Parties.

                                                   -31-

10.03      Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, all of which shall remain in full force and effect.

10.04      Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight delivery service from a national carrier or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties as follows:

(a)             if to Buyer:

Berry Plastics Corporation
101 Oakley Street

Evansville, Indiana 47710
Attention:  Jeffrey D. Thompson, General Counsel

(b)            if to Seller:

LINPAC Group Limited
3180 Park Square
Birmingham Business Park
Birmingham, United Kingdom
Attention:  Simon Joseph

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

10.05      Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to such state’s principles of conflicts of laws.

10.06      Dispute Resolution.  Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement, must be brought in the state or federal courts located in Delaware and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of such courts (and the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.  Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.  Each party to this Agreement hereby knowingly, voluntarily and intentionally waives any rights it may have to a trial by jury in respect of any litigation (whether as a claim, counter-claim, affirmative defense, or otherwise) in connection with this Agreement and the transactions contemplated hereby.  The prevailing Party to any such litigation shall be entitled to payment of all its legal fees and costs by the non-prevailing Party.  For purposes of the foregoing sentence, the determination of which party is the “prevailing party” shall be made in accordance with federal Law.

                                                   -32-

10.07      Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

10.08      Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including any Employee Benefit Plan.

10.09      Execution of this Agreement.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the Parties transmitted by electronic transmission shall be deemed to be their original signatures for all purposes.

10.10      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

10.11      Further Assurances.  Each Party shall use all commercially reasonable efforts to take all actions and do all things necessary, proper or advisable following the Closing to consummate and effectuate the transactions contemplated by this Agreement, including to prepare, execute, acknowledge or verify, deliver, and file such additional documents, and take or cause to be taken such additional actions, as any other Party may reasonably request to carry out the purposes or intent of this Agreement.

[Signatures appear on next page]

                                                   -33-

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

BUYER:

Berry Plastics Corporation

By:   /s/ Jeffrey D. Thompson

        Jeffrey D. Thompson

        Executive Vice President

SELLER:

LINPAC USA Holdings Inc.

By:    /s/ Martin Ellison

        Martin Ellison

        Vice President

                                                        [Signature Page to Stock Purchase Agreement]

Schedule 1.01

Definitions

“2010 Financial Statements” is defined in Section 4.05.

“Accounting Referee” is defined in Section 2.04(b)(ii)(2).

“Action” means (a) any administrative, regulatory or judicial action, suit, or arbitration, or (b) any investigations, inquiries or proceedings by or before any Governmental Authority with respect to which the Company or Seller has received written notice.

“Affiliate” of any Person means a Person that (a) directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such Person, (b) that beneficially owns or holds 50% percent or more of any class of the equity interest of such Person, or (c) 50% percent or more of the equity interests of which is beneficially owned or held by another Person.  For purposes of this definition, the term “control,” “controlled by” or “under common control with” as and with respect to any Person, means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, the right to appoint management, by Contract, as trustee or executor, by proxy or agent or otherwise.

“Agreement” is defined in the Preamble.

“Business Day” means any day, other than a Saturday, Sunday or other day on which commercial banks in New York City, New York, are authorized or required by law to be closed.

“Buyer” is defined in the Preamble.

“Buyer 401(k) Plan” is defined in Section 6.09(e).

“Buyer Damages” is defined in Section 8.01.

“Buyer Indemnified Party” is defined in Section 8.01.

“Buyer Insurance Policy” is defined in Section 8.04.

“Charter Documents” is defined in Section 4.01(c).

“Closing” is defined in Section 3.01.

“Closing Date” is defined in Section 3.01.

“Code” means the United States Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder.

“Company” is defined in the Preamble.

“Company Plans” is defined in Section 6.09(b).

“Confidentiality Agreement” is defined in Section 6.07.

“Contracts” means all written contracts, letters of intent, letters of understanding, agreements, leases, licenses, commitments, notes, obligations, promises, deeds, mortgages, understandings, loan agreements or any other instruments or agreements.

“Current Assets” means cash and cash equivalents, accounts receivable, employee advances, inventory, prepaid expenses, prepaid Taxes (other than consolidated federal income and consolidated, combined or unitary state income or franchise Taxes) and Tax (other than consolidated federal income and consolidated, combined or unitary state income or franchise Taxes) refunds receivable.

“Current Liabilities” means accounts payable, accrued Taxes (other than federal income and consolidated, combined or unitary state or franchise income Taxes payable by the Company attributable to the Company’s inclusion in the Seller’s consolidated federal and consolidated, combined or unitary state income or franchise Tax Returns), and accrued expenses.

“Damages” means Buyer Damages and Seller Damages.

“Employee Benefit Plans” is defined in Section 4.14(a).

“Employment Agreement” or “Employment Agreements” is defined in Section 4.15.

“Environmental Laws” is defined in Section 4.18(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agent” is defined in Section 2.03(a).

“Escrow Agreement” is defined in Section 2.03(a).

“Escrow Amount” is defined in Section 2.03(a).

“Estimated Closing Statement” is defined in Section 2.04(a)(i).

“Estimated Net Working Capital” is defined in Section 2.04(a)(ii).

“Expiration Date” is defined in Section 9.01(c).

“Final Net Working Capital” is defined in Section 2.04(b)(iii).

“Financing Liens” means those Liens set forth on Schedule 1.02.

“Financial Statements” is defined in Section 4.05.

“Fundamental Representations” means the representations and warranties of Seller set forth in Sections 4.01 (Organization; Authority; Execution and Delivery; Enforceability), 4.02 (Capitalization; Stock Ownership; Subsidiaries), 4.03 (Consents and Approvals), 4.11 (Indebtedness), 4.23 (Tax Matters), and 4.24 (Brokers, Finders and Investment Bankers).

“GAAP” means generally accepted accounting principles in the United States of America, as consistently applied by Seller as of the date hereof.

“Governmental Authority” means any federal, state, national, provincial, local, municipal or other governmental department, commission, board, bureau, ministry, agency, administrative body, instrumentality or arbitration panel, or any court or tribunal, or relating to government, in each case whether of the United States, any of its possessions or territories, or of any foreign nation.

“Indebtedness” is defined in Section 4.11.

“Indemnification Notice” is defined in Section 8.06.

“Indemnification Response” is defined in Section 8.06.

“Indemnification Review Period” is defined in Section 8.06.

“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party.

“Initial Purchase Price” is defined in Section 2.02.

“Individual Claim Threshold Amount” is defined in Section 8.03(a)(ii).

“Intellectual Property” means all intellectual property, including Registered Intellectual Property, whether in existence or under development, owned, held or used by the Company, including: (i) all inventions, improvements and discoveries, whether or not reduced to practice and whether or not made the subject of a pending patent application or applications; (ii) national, regional and multinational statutory invention registrations, patents, patent registrations and patent applications (including all reissues, division, continuations, continuations in part, extensions, reexaminations and all foreign counterparts) and all rights therein provided by international treaties or conventions and any and all improvements or enhancements to the inventions disclosed in each such registration, patent or application; (iii) all trademarks, service marks, trade dress, get-up, logos, trade names, domain names and corporate names, and all associated goodwill, whether or not registered, including all rights under all trademark applications and all trademarks registered in the trademark offices or authorities of all nations throughout the world, and all rights therein provided by international treaties and conventions; (iv) all copyrights (registered or otherwise) and all rights under any registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions; (v) all computer hardware and computer software, including source codes, interfaces, operating systems, file and data models, specifications, data, databases, files, documentation and any and all other materials related thereto, and all intellectual property rights in and to any of the foregoing, including any copyrights; (vi) all trade secrets, including formulas, compositions inventions and conceptions of inventions, whether patentable or unpatentable and whether or not reduced to practice; (vii) all rights to obtain any rights to apply for patents, and to register trademarks, industrial design and copyrights or other intellectual property rights; (viii) all rights and benefits under any license arrangements or agreements with any third parties whether express, implied or by reason of conduct or nature of trade in respect of any of the foregoing; and (ix) all rights whether arising at law, in equity or by course of conduct, under any agreements under which Seller may make any claim to any right, title or interest in any of the foregoing.

“Interim Financial Statements” is defined in Section 4.05.

“Inventory” means all inventory of the Company, wherever located, including all raw materials, finished goods, work in process, packaging materials and supplies (excluding spare parts), and all prepayments with respect to any thereof.

            “Knowledge” means, in the case of Seller, the actual knowledge of Martin Ellison and the actual knowledge after due inquiry of each of Martin Sceeny and Roland Castellanos; and, in the case of Buyer, the actual knowledge of Dave Corey, John Matuscak, Kurt Klodnick, Bob Maltarich, Steve Shuder, Ryan Ehlert, Jason Greene, Brett Bauer, Robert Weilminster, Mark Miles, Jeff Thompson, Jim Kratochvil or Greg Jones.

“Law” means any federal, state, national, provincial, municipal, local or other law (including common law), regulation, rule, statute, act, ordinance, treaty or other order, determination or requirement of any Governmental Authority and orders promulgated thereunder, in each case whether of the United States, any of its possessions or territories, or of any foreign nation, as in effect from time to time on or before the Closing Date.

“Leased Real Property” or “Leased Real Properties” is defined in Section 4.06(a).

“Lease” or “Leases”  is defined in Section 4.06(a).

“Liens” means any mortgages, liens, pledges, charges, title defects, security interests, restrictions, options or other legal or equitable encumbrances of any kind.

“Material Adverse Effect” means any change, effect, occurrence, state of facts, event, condition or development that individually or in the aggregate, is or would reasonably be expected to be a material adverse change, on or to the business, assets, condition (financial or otherwise), property or results of operations of a Person; provided, that any such change, effect, occurrence, state of facts, event, condition or development that results from (a) changes in conditions in the United States or global economy or capital or financial markets, generally; (b) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect industries in which such Person conducts business; or (c) the announcement or consummation of the transactions contemplated by the Agreement, shall not be considered when determining whether a Material Adverse Effect has occurred.

“Material Contracts” is defined in Section 4.20.

“Net Working Capital” means Current Assets less Current Liabilities.

“Notice of Dispute Resolution” is defined in Section 8.06(a).

“Objection Notice” is defined in Section 2.04(b)(ii)(1).

“Order” means any order, writ, judgment, decision, decree, ruling, assessment, award, injunction or similar order or requirement of any Governmental Authority (in each case whether preliminary or final) applicable to such Person or such Person’s assets or properties.

“Owned Real Property” or “Owned Real Properties” is defined in Section 4.06(a).

“Party” or “Parties” is defined in the Preamble.

“Permits” means all permits, licenses, variances, exemptions, orders, registrations and approvals and authorizations of all Governmental Authorities.

“Permitted Liens” means Liens (a) for Taxes, assessments and other governmental levies, fees or charges that are not yet due and payable, (b) which constitute mechanics’, carriers’, workmens’, repairmens’, agricultural or other like Liens for which amounts are not delinquent, (c) with respect to operating leases with third parties, (d) encumbrances reflected on policies of title insurance with respect to real property, and (e) nonconsensual liens or encumbrances incurred or deposits made in the ordinary course of business for workers’ compensation and unemployment insurance and other types of social security.

“Person” means any individual, corporation, partnership, limited liability company, association, trust, unincorporated entity or other legal entity.

“Post-Closing Tax Returns” is defined in Section 6.08(c).

“Pre-Closing Straddle Period” is defined in Section 6.08(d).

“Pre-Closing Tax Period” is defined in Section 6.08(b).

“Proposed Closing Statement” is defined in Section 2.04(b)(i).

“Purchase Price” is defined in Section 2.02.

“Qualified Plans” is defined in Section 4.14(e).

“Real Property” is defined in Section 4.06(a).

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, advisors or other representatives.

“Response to Notice of Dispute Resolution” is defined in Section 8.06.

“Returns” means any report, return, information return, or other information required to be supplied to a Taxing Authority in connection with Taxes, including any information, return claim or refund, amended Return and declaration of estimated Tax.

“Review Period” is defined in Section 2.04(b)(ii).

“Securities Act” is defined in Section 5.04.

“Seller” is defined in the Preamble.

“Seller Damages” is defined in Section 8.02.

“Seller Indemnified Party” is defined in Section 8.02.

“Seller Plans” is defined in Section 6.09(b).

“Shares” is defined in the Preamble.

“Straddle Period” is defined in Section 6.08(c).

“Straddle Returns” is defined in Section 6.08(c).

“Tax” or “Taxes” means all United States federal, state, national, provincial, local or foreign income, profits, estimated, gross receipts, windfall profits, severance, property, intangible property, abandoned and unclaimed property (or other property subject to escheatment laws of any jurisdiction), occupation, production, sales, use, license, excise, emergency excise, franchise, capital gains, capital stock, employment, withholding, transfer, stamp, payroll, goods and services, value added, alternative or add-on minimum tax, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect thereof imposed by any Taxing Authority.

“Tax Claim” is defined in Section 8.05(b).

“Target Net Working Capital” means $2,200,000.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Threshold Amount” is defined in Section 8.03(a)(i).

“Transaction Documents” means every agreement, certificate, instrument and document required to be executed and delivered by a Party in connection with this Agreement and the consummation of the Transactions.

“Transactions” means all of the transactions provided for in, or contemplated by, this Agreement and the Transaction Documents.

“Transfer Taxes” is defined in Section 6.08(a).